UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   SPENCER             ROBERT G.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/03
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     2,666          D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $9.5000                                                                    08/02/94     08/02/03
(right to buy)
Non-Qualified Stock Option     $10.2500                                                                                08/01/08
(right to buy)
Non-Qualified Stock Option     $14.5000        08/01/02       A         5,000                                          08/01/12
(right to buy)
Non-Qualified Stock Option     $15.0000                                                                                08/01/09
(right to buy)
Non-Qualified Stock Option     $8.2500                                                                    08/01/98     08/01/04
(right to buy)
Non-Qualified Stock Option     $16.0000                                                                   08/01/99     08/01/05
(right to buy)
Non-Qualified Stock Option     $16.2500                                                                                08/01/06
(right to buy)
Non-Qualified Stock Option     $17.1250                                                                                08/15/06
(right to buy)
Non-Qualified Stock Option     $19.5000                                                                                08/01/07
(right to buy)
Non-Qualified Stock Option     $23.8000                                                                                08/01/11
(right to buy)
Non-Qualified Stock Option     $35.5000                                                                                08/01/10
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   3,000                     3,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option     08/01/02  Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,500                     2,500         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,500                     2,500         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,500                     2,500         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ SPENCER             ROBERT G.
DATE 02/10/03